SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of June, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                                BYE BYE BA,
                 RYANAIR IS BRITAIN'S FAVOURITE AIRLINE - AGAIN!

Ryanair, Europe's No. 1 low fares airline, today (Wednesday, 9th June 2004) again confirmed that it has carried more passengers in UK/Europe than BA for May 2004. Recent passenger statistics from BA confirmed that Ryanair carried 120,000 more passengers UK/Europe than BA, making Ryanair Britain's favourite airline for travel UK/Europe - again!

Ryanair's Head of Communications, Paul Fitzsimmons said:

        "BA passenger figures released for the month of May, confirmed UK/Europe passenger growth of 0.3% - compared to Ryanair's growth of 19% for the same period. Ryanair also has substantially better load factors compared to BA, with Ryanair filling 81% of available seats, while BA flew almost one-third empty.

        "The travelling public are voting with their feet, everyone knows that when it comes to giving passengers what they really want - lower fares and on-time flights - Ryanair beats BA time and time again".

PASSENGER STATISTICS FOR MAY 2004

                                RYANAIR        BA            RYANAIR POSITION

PASSENGER GROWTH                 19%          0.3%                   1
PASSENGERS CARRIED              2.17 M       2.05 M                  1
LOAD FACTOR                      81%           68%                   1
PUNCTUALITY*                    94.3%         84.1%                  1
(*Source: latest available comparable stats from AEA and Ryanair monthly stats for April 04)

Ends.Wednesday, 9th June 2004

For further information:

Paul Fitzsimmons - Ryanair            Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  9 June, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director